EXHIBIT 99.2


                                     [Logo]


                      COMPANHIA BRASILEIRA DE DISTRIBUICAO
                              PUBLICLY-HELD COMPANY
                          CNPJ/MF # 47.508.411/0001-56

                                 CALL NOTICE FOR
                    ANNUAL AND SPECIAL SHAREHOLDERS' MEETINGS

The shareholders of COMPANHIA BRASILEIRA DE DISTRIBUICAO (the "Company") are invited to meet at the Company's head office at Avenida Brigadeiro Luiz Antonio 3142, Sao Paulo, on April 30, 2004, at 4:00PM, to deliberate on the following
Agenda:

Annual Shareholders' Meeting:

a) Read, discuss and vote the financial statements referring to the fiscal year ended in 12.31.2004;

b) Define the allocation of 2003 net income;

c) Election of one member of the Board of Directors.

Special Shareholders' Meeting:

a) Approve the Board's Proposal of capitalization of the expansion reserve and revenue reserve based on the capital budget, resulting in the increase of Company's Capital Stock, which will amount to R$ 3,337,298,809.37, without new shares issue;

b) Change the Article 4 of the Company's Bylaws, which relates to the Capital Stock.

                           Sao Paulo, April 14, 2004.


                            VALENTIM DOS SANTOS DINIZ
                       Chairman of the Board of Directors